

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2020

Ken C. Hicks
President and Chief Executive Officer
Academy Sports & Outdoors, Inc.
1800 North Mason Road
Katy, TX 77449

> **Re: Academy Sports & Outdoors, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 23, 2020**
> **File No. 333-248683**

Dear Mr. Hicks:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed September 23, 2020

Summary Historical Consolidated Financial and Other Data, page 16

1. The balance sheet data for all periods other than as of August 1, 2020 is missing from your table on page 17. Please provide a completed table in your next amendment, as it appears that all of the data for completing the table is available.

Dilution, page 61

2. Please revise the calculation of your pro forma net tangible book (deficit) as of August 1, 2020, and your resultant calculation of dilution per share of common stock to investors in the offering, to also give pro forma effect to the $257 million special distribution paid to existing unitholders on August 25, 2020.

You may contact Patrick Kuhn at (202) 551-3308 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joseph Kaufman, Esq.